UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 2)
(Rule 14d-1 and Rule 13e-3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVATEL INC.

(Name of Subject Company (Issuer))

HEXAGON CANADA ACQUISITION INC.

(as Offeror)

HEXAGON AB

 (as Parent of Offeror)

Novatel Inc.

(as Issuer)

(Names of Filing Persons)

Common Shares	669954109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Brett Cooper, Esq.	Edwin S. Maynard, Esq.
Orrick, Herrington & Sutcliffe LLP	Ariel J. Deckelbaum, Esq.
405 Howard Street	Paul, Weiss, Rifkind, Wharton & Garrison LLP
San Francisco, CA 94105-2625	1285 Avenue of the Americas
(415) 773-5700	New York, NY 10019-6064
(212) 373-3000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

With a Copy to

Richard A. Shaw, Q.C.	Kenneth G. Ottenbreit, Esq.
Andrew D. Grasby	Stikeman Elliott LLP
McCarthy Tétrault LLP	Tower 56, 14th Floor
Suite 3300, 421-7th Avenue SW	126 East 56th Street
Calgary, Alberta, Canada T2P 4K9	New York, NY 10022
(403) 260-3500	(212) 371-8855

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
$463,654,850.00	$14,234.20

*     Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value was determined by multiplying the purchase price of  U.S. $50.00 per share by 9,273,097 shares of common stock, no par value per share, of NovAtel Inc. (“NovAtel”) (including 639,061 shares issuable upon exercise of options and up to a maximum of 1,325 shares that may be issued pursuant to outstanding retired share units) as of October 8, 2007, as represented by NovAtel in the Subscription and Support Agreement, dated as of October 8, 2007, between NovAtel and Hexagon AB (“Hexagon”).

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	14,234.20	Filing Party:	Hexagon Canada Acquisition Inc., Hexagon AB and NovAtel Inc.
Form or Registration No.:	Schedule TO and Schedule 13e-3 (File No. 005-50460)	Date Filed:	October 19, 2007

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 2 (this “Amendment”) amends the tender offer statement on Schedule TO and the Rule 13E-3 transaction statement on Schedule 13E-3 under cover of Schedule TO as originally filed with the U.S. Securities and Exchange Commission on October 19, 2007, as amended on November 1, 2007 (collectively Schedule TO/13E-3/A) by Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned direct subsidiary of Hexagon AB (“Hexagon”), Hexagon and NovAtel Inc. (“NovAtel”). The Schedule TO/13E-3/A was filed with the SEC pursuant to Rule 14d-1 and Rule 13e-3 under the Securities Exchange Act of 1934, as amended.

The Schedule TO/13E-3/A relates to the offer by Offeror to purchase all of the outstanding common shares, no par value per share (other than common shares owned by the Offeror or any of its affiliates) of NovAtel, at a price of U.S.$50.00 per Share, without interest. This Amendment relates to the Offeror's offer to purchase all issued and outstanding Shares at a price of U.S.$50.00 per Share, which may be deemed to be a “Rule 13e-3 transaction” pursuant to Rule 13e-3 under the Exchange Act governing “going private” transactions and is referred to in this Amendment as the “Offer.” The terms and conditions of the offer are described in the Amended Offer to Purchase (as defined below) and the related Letter of Transmittal that were filed with the Schedule TO/13E-3/A as Exhibits (a)(2) and (a)(5).

This Amendment is being filed on behalf of Offeror, Hexagon and NovAtel.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Amended Offer to Purchase.

Amendments to the Amended Offer to Purchase:

(a)           Amendments to “Summary Term Sheet”.

The information set forth in the Amended Offer to Purchase under the heading “Summary Term Sheet” is hereby amended and supplemented to include the following new paragraph at the end of the first paragraph on page 4 of the Amended Offer to Purchase:

As of September 30, 2007 and including NovAtel's 49.0% proportionate interest in Point, NovAtel had approximately U.S.$110.0 million of potential tax assets available to offset future income, including U.S.$3.6 million of operating loss carryforwards, U.S.$0.9 million of capital loss carryforwards, U.S.$2.4 million of investment tax credits, U.S.$98.7 million of research and development expenses deductible for tax purposes, U.S.$3.8 million of reserves deductible for tax purposes and U.S.$0.6 million of capital and intangible assets (tax value in excess of book value).

(b)           Amendments to “Special Factors”.

The information set forth in the Amended Offer to Purchase under the heading “Special Factors” is hereby amended and supplemented to include the following new paragraph at the end of the third paragraph on page 11 of the Amended Offer to Purchase:

As of September 30, 2007 and including NovAtel's 49.0% proportionate interest in Point, NovAtel had approximately U.S.$110.0 million of potential tax assets available to offset future income, including U.S.$3.6 million of operating loss carryforwards, U.S.$0.9 million of capital loss carryforwards, U.S.$2.4 million of investment tax credits, U.S.$98.7 million of research and development expenses deductible for tax purposes, U.S.$3.8 million of reserves deductible for tax purposes and U.S.$0.6 million of capital and intangible assets (tax value in excess of book value).

(c)           Amendments to “Summary”.

The information set forth in the Amended Offer to Purchase under the heading “Summary” is hereby amended and supplemented to include the following new paragraph at the end of the first full paragraph on page 34 of the Amended Offer to Purchase:

As of September 30, 2007 and including NovAtel's 49.0% proportionate interest in Point, NovAtel had approximately U.S.$110.0 million of potential tax assets available to offset future income, including U.S.$3.6 million of operating loss carryforwards, U.S.$0.9 million of capital loss carryforwards, U.S.$2.4 million of investment tax credits,

U.S.$98.7 million of research and development expenses deductible for tax purposes, U.S.$3.8 million of reserves deductible for tax purposes and U.S.$0.6 million of capital and intangible assets (tax value in excess of book value).

Incorporation by reference:

Pursuant to General Instruction F to Schedule TO and Schedule 13E-3, the information contained in the Amended Offer to Purchase, including the amended and supplemented information pursuant to this Amendment, is hereby expressly incorporated herein by reference in response to Items 1, 4 through 9, 11 and 13 of this Amendment, as applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 7, 2007 that the information set forth in this statement is true, complete and correct.

HEXAGON CANADA ACQUISITION INC.

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: Vice President & Secretary

HEXAGON AB

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: General Counsel & Attorney-in-Fact

NOVATEL INC.

By:

/s/ Jonathan W. Ladd
Name: Jonathan W. Ladd
Title: President and Chief Executive Officer